

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

2 August 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of ~~~~ ~a



Dea~

**~ TELECOMMUNICATIONS LIMITED'S SUBMISSION TO
S~ AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 26 July to 30 July 2004.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai (Ms)
Assistant General Counsel

Encs

PROCESSED

AUG 13 2004

THOMSON
FINANCIAL

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, July 26, 2004 6:03 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150538.pdf



ASX confirms the release to the market of Doc ID: 150538 as follows:
Release Time: 26-Jul-2004 20:02:07
ASX Code: SGT
File Name: 150538.pdf
Your Announcement Title: Appendix 3B - 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	535,600 /

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,791,663,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		179,516,475	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?	
	If the additional securities do not rank equally, please state:	

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
                     Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, July 26, 2004 6:05 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150539.pdf

ASX confirms the release to the market of Doc ID: 150539 as follows:
Release Time: 26-Jul-2004 20:04:18
ASX Code: SGT
File Name: 150539.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	878,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		6,792,541,469	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		178,638,475	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, July 26, 2004 6:07 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com;
             zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150541.pdf

ASX confirms the release to the market of Doc ID: 150541 as follows:
Release Time: 26-Jul-2004 20:06:18
ASX Code: SGT
File Name: 150541.pdf
Your Announcement Title: Appendix 3B - 3rd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	204,600
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,792,746,069	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		178,433,875	Singapore Telecom Share Option Scheme 1999 Options

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

| 13 | Ratio in which the +securities will be offered | |

| 14 | +Class of +securities to which the offer relates | |

| 15 | +Record date to determine entitlements | |

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |

| 19 | Closing date for receipt of acceptances or renunciations | |

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004

Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, July 26, 2004 6:08 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150542.pdf

ASX confirms the release to the market of Doc ID: 150542 as follows:
Release Time: 26-Jul-2004 20:07:19
ASX Code: SGT
File Name: 150542.pdf
Your Announcement Title: Appendix 3B -4th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	384,300 /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	26/07/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,793,130,369	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		178,049,575	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40   Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and †class of all †securities quoted on ASX (*including* the securities in clause 38)

Number	†Class

Quotation agreement

1   †Quotation of our additional †securities is in ASX's absolute discretion. ASX may quote the †securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the †securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those †securities should not be granted †quotation.

- An offer of the †securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Monday, July 26, 2004 6:09 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release


150543.pdf

ASX confirms the release to the market of Doc ID: 150543 as follows:
Release Time: 26-Jul-2004 20:08:39
ASX Code: SGT
File Name: 150543.pdf
Your Announcement Title: Appendix 3B - 5th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	148,800

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share ∕

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004 ∕

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,793,279,169 ∕	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	177,900,775 ∕	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a
      trust, distribution policy) on the
      increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is   security   holder   approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the +securities will
      be offered

14   +Class of +securities to which the
      offer relates

15   +Record   date   to   determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has +security holders who will
      not be sent new issue documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing   date   for   receipt   of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

Appendix 3B
New issue announcement

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

    • The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

    • There is no reason why those +securities should not be granted +quotation.

    • An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
              Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Monday, July 26, 2004 6:10 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



150544.pdf

ASX confirms the release to the market of Doc ID: 150544 as follows:
Release Time: 26-Jul-2004 20:09:40
ASX Code: SGT
File Name: 150544.pdf
Your Announcement Title: Appendix 3B - 6th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	832,300 /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,794,111,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		177,068,475	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Lee Bee Chin

From:	ASX.Online@asx.com.au
Sent:	26 July, 2004 6:12 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



150545.pdf

```
ASX confirms the release to the market of Doc ID: 150545 as follows:
Release Time: 26-Jul-2004  20:12:11
ASX Code: SGT
File Name: 150545.pdf
Your Announcement Title: Appendix 3B - 7th
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	584,100 ✓

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,794,695,569	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		176,484,375	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a | Same as for other issued ordinary shares |
      trust, distribution policy) on the
      increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the ⁺securities will
      be offered

14   ⁺Class of ⁺securities to which the
      offer relates

15   ⁺Record date to determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has ⁺security holders who will
      not be sent new issue documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing date for receipt of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, July 27, 2004 3:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150816.pdf

```
ASX confirms the release to the market of Doc ID: 150816 as follows:
Release Time: 27-Jul-2004   17:27:48
ASX Code: SGT
File Name: 150816.pdf
Your Announcement Title: Appendix 3B - 1
```

}

}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	664,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	27/07/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,795,360,169	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		175,819,775	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 27 July 2004
                     Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, July 27, 2004 3:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150818.pdf

```
ASX confirms the release to the market of Doc ID: 150818 as follows:
Release Time: 27-Jul-2004  17:28:08
ASX Code: SGT
File Name: 150818.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	27/07/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,795,450,769	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		175,729,175	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

Appendix 3B
New issue announcement

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

             Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
             1 - 1,000
             1,001 - 5,000
             5,001 - 10,000
             10,001 - 100,000
             100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those ⁺securities should not be granted ⁺quotation.

• An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 27 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, July 27, 2004 3:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150819.pdf

```
ASX confirms the release to the market of Doc ID: 150819 as follows:
Release Time: 27-Jul-2004   17:29:39
ASX Code: SGT
File Name: 150819.pdf
Your Announcement Title: Appendix 3B - 3
```

)

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	[+]Class of [+]securities issued or to be issued	Ordinary Shares
2	Number of [+]securities issued or to be issued (if known) or maximum number which may be issued	594,000
3	Principal terms of the [+]securities (eg, if options, exercise price and expiry date; if partly paid [+]securities, the amount outstanding and due dates for payment; if [+]convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27/07/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,796,044,769	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
175,135,175	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

Appendix 3B
New issue announcement

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 27 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, July 27, 2004 3:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150820.pdf

```
ASX confirms the release to the market of Doc ID: 150820 as follows:
Release Time: 27-Jul-2004  17:30:10
ASX Code: SGT
File Name: 150820.pdf
Your Announcement Title: Appendix 3B - 4
```

)

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27/07/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		6,796,068,769	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		175,111,175	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 27 July 2004
                        Company Secretary

Print name: Chan Su Shan (Ms)



Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Wednesday, July 28, 2004 10:25 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



150997.pdf

ASX confirms the release to the market of Doc ID: 150997 as follows:
Release Time: 28-Jul-2004 12:24:29
ASX Code: SGT
File Name: 150997.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,796,208,969	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		174,970,975	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
        incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
                additional ⁺securities, and the number and percentage of additional ⁺securities held by
                those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
                ⁺securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which
        ⁺quotation is sought

39   Class of ⁺securities for which
        quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 July 2004
            Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, July 28, 2004 10:26 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



150998.pdf

```
ASX confirms the release to the market of Doc ID: 150998 as follows:
Release Time: 28-Jul-2004  12:25:31
ASX Code: SGT
File Name: 150998.pdf
Your Announcement Title: Appendix 3B - 2
```

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	72,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	28/07/2004

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 6,796,281,469	**⁺Class** Ordinary shares

9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 11,082,771,575 174,898,475	**⁺Class** Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 July 2004
            Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, July 29, 2004 12:12 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



151756.pdf

ASX confirms the release to the market of Doc ID: 151756 as follows:
Release Time: 29-Jul-2004 14:11:51
ASX Code: SGT
File Name: 151756.pdf
Your Announcement Title: Appendix 3B - 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567	

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500 /

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?	Yes
	If the additional securities do not rank equally, please state:	
	• the date from which they do	
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment	
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	29/07/2004

	Number	⁺Class
8 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,796,303,969	Ordinary shares

	Number	⁺Class
9 Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	174,875,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 29 July 2004
                 Company Secretary

Print name: Chan Su Shan (Ms)



Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, July 29, 2004 12:16 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



151762.pdf

ASX confirms the release to the market of Doc ID: 151762 as follows:
Release Time: 29-Jul-2004 14:15:53
ASX Code: SGT
File Name: 151762.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	76,200

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering †securities into uncertificated holdings or despatch of certificates	29/07/2004

	Number	†Class
8	Number and †class of all †securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,796,380,169	Ordinary shares

	Number	†Class
9	Number and †class of all †securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		174,799,775	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a | Same as for other issued ordinary shares
      trust, distribution policy) on the
      increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is   security   holder   approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the +securities will
      be offered

14   +Class of +securities to which the
      offer relates

15   +Record   date   to   determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has +security holders who will
      not be sent new issue documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing   date   for   receipt   of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

              Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

   • The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

   • There is no reason why those ⁺securities should not be granted ⁺quotation.

   • An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 29 July 2004
                      Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, July 29, 2004 12:17 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



151763.pdf

ASX confirms the release to the market of Doc ID: 151763 as follows:
Release Time: 29-Jul-2004 14:17:05
ASX Code: SGT
File Name: 151763.pdf
Your Announcement Title: Appendix 3B - 3rd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,400 /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/07/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,796,418,569	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	174,761,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 29 July 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Lee Bee Chin

From:	ASX.Online@asx.com.au
Sent:	29 July, 2004 12:20 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



151764.pdf

```
ASX confirms the release to the market of Doc ID: 151764 as follows:
Release Time: 29-Jul-2004  14:19:56
ASX Code: SGT
File Name: 151764.pdf
Your Announcement Title: Appendix 3B - 4th
```

)

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,300 /

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4 Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

S$1.54 for each ordinary share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7 Dates of entering †securities into uncertificated holdings or despatch of certificates

29/07/2004

8 Number and †class of all †securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	†Class
6,796,462,869	Ordinary shares

9 Number and †class of all †securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	†Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
174,717,075	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 29 July 2004
                     Company Secretary

Print name: Chan Su Shan (Ms)



Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 29 July, 2004 12:21 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



151767.pdf

```
ASX confirms the release to the market of Doc ID: 151767 as follows:
Release Time: 29-Jul-2004  14:20:26
ASX Code: SGT
File Name: 151767.pdf
Your Announcement Title: Appendix 3B - 5th
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/07/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,796,523,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		174,656,475	Singapore Telecom Share Option Scheme 1999 Options

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 29 July 2004

                    Company Secretary

Print name: Chan Su Shan (Ms)

MASNET No. 7 OF 29.07.2004
Announcement No. 7

SINGAPORE TELECOMMUNICATIONS LIMITED

Presentation - 12th Annual General Meeting and Extraordinary General Meetings

---

Attached are the materials in connection with a presentation by Mr Lee Hsien Yang, President & Chief Executive Officer, Singapore Telecommunications Limited at the 12th Annual General Meeting and Extraordinary General Meetings to be held today commencing at 2.30 p.m.



AGM slides 2004 - FINAL(web version).ᵣ

Submitted by Chan Su Shan (Ms), Company Secretary, on 29/07/2004 to the SGX

SingTel

12th Annual General Meeting
and Extraordinary General
Meetings 2004

29 July 2004

SingTel

Asia's leading
communications company

Chairman's welcome

Chumpol NaLamlieng

Chairman



SingTel

Asia's leading
communications company

Review of business and operations

Lee Hsien Yang

President & Chief Executive Officer

ingTel has built a powerful regional business

Asia's leading communications company



GLOBE TELECOM

SingTel

'yes' OPTUS

bharti

TELKOMSEL

47 million mobile customers in six countries

Overseas contribution:
66% of proportionate EBITDA
75% of proportionate revenue

...ar ended 31 March 2004 – strong results

Key objectives exceeded

SingTel
- Robust cash flows

Optus outperforms
- Strong growth in profitability and cash flows

Regional mobile
- Rapid growth

Focus on core business
- Proceeds from disposals $3.3bn

Group financial highlights

Revenue	$12 bn
EBITDA	$5.7 bn
Net profit after tax*	$5.1 bn
Dividend	6.4 cts
Capital return	$3 bn

* Net profit before goodwill amortisation

Positive outlook for current financial year

Strategic goal	Asia's leading communications company
Blue chip growth investment	Medium term objective ➢ Double digit earnings growth
SingTel – cash flow engine	Free cash flow at least* $1.4 bn
Optus – challenger	Double digit growth in operational EBITDA
Regional mobile – growth driver	Double digit earnings growth

* For year ending 31 March 2005

SingTel

New Board reflects international business mix

Retiring

New

New





Quek Poh Huat   Graham John Bradley   Deepak Parekh

New Board composition

- Broad diversity of talent and experience
- 6 out of 11 non-Singaporean directors

Committed to corporate governance

Annual report disclosure enhanced

- Remuneration philosophy
- Compensation for Board & senior management
- Certification by CEO & CFO on financial statements and risk management/ internal control systems

Recognition by investors

- Best Corporate Governance in Singapore, FinanceAsia, Apr 2004
- Singapore Corporate Governance Award (First), SIAS, Sep 2003
- Best in Corporate Governance (Among telcos in Asia), Asiamoney, Sep 2003

FinanceAsia

SIAS

Asiamoney



Proposed capital return - $3bn

- To be paid in Sept 2004 - subject to EGM and court approvals

Proposal

- in 14 shares to be cancelled
- >1.3bn shares
- shareholders receive $2.36 for each share cancelled
- Total cash distribution – $3bn

Benefits

- Optimises capital structure
- Enhances EPS and ROE
- Financial position remains strong
- No dilution for shareholders
- Not taxable in the hands of most individual shareholders in Singapore

Capital return – proposed timetable

Event	2004
Approval by the High Court of Singapore	27 August*
Last "cum" trading date on SGX	31 August*
"Ex" trading on SGX	1 September*
Payment date	24 September*

* Dates are indicative and will be announced as soon as practicable



IPO shares – bonus shares, dividends and capital reduction lower effective purchase price

Shareholder of 100 Group A shares (1993)

$1.90 per share

$190

Cost of investment reduced by dividends, loyalty shares* and capital reduction**

$0.53 per share

$98

$24

$68

+ 40 free loyalty shares

| 1993 cost of investment | Dividends 1993-2004 | Capital reduction 2004 | 2004 net cost of investment |

Shareholder of 100 ST2 shares (1996)

Cost per share

$2.50
1996

$1.11
2004

* ty shares of 10% on the 1st, 2nd, 4th and 6th anniversaries

** Approval for capital reduction sought on 29 July 2004

ngTel has a consistently profitable track record

10-year Cumulative Profit & Dividend* History

Cumulative profits $20bn

Cumulative dividend paid to shareholders $11bn

Proposed $4.1bn payout during year ending 31 March 2005

Billion

25

20

15

10

5

0

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Year ending 31 March

* Final dividends (gross)

Tel

SingTel

12th Annual General Meeting
and Extraordinary General
Meetings 2004

29 July 2004



SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Optus reaches over 86 per cent acceptance levels for Uecomm

Attached is an announcement by Optus Networks Pty Limited, a wholly-owned subsidiary in the SingTel Group, on the above.



ann-uecomm 85% acceptance.p

Submitted by Chan Su Shan (Ms), Company Secretary, on 29/07/2004 to the SGX



ASX Statement

29 July 2004

Optus reaches over 86 per cent acceptance levels for Uecomm

Optus announced today that it has now received acceptances for more than 86 per cent of Uecomm and based on the flow of acceptances, it expects to move to compulsory acquisition shortly.

"Uecomm Chairman, Peter Shore and Uecomm CEO, Peter McGrath have both sold into the offer and we are seeing acceptances of around one to two per cent per day," Paul O'Sullivan, incoming Optus Chief Executive said.

"This rate of acceptances reflects the generous price offered by Optus."

"Optus is paying $0.40c per Uecomm ordinary share to minority shareholders. This is at a premium of 7.5c (or 23 per cent) to the offer price that was paid to Uecomm's major shareholder, Alinta," Mr O'Sullivan said.

Optus urges shareholders who have not accepted the offer to do so quickly. By accepting quickly, shareholders will ensure that they receive payment from Optus promptly. Once Optus receives acceptances for 90 per cent of Uecomm, it will compulsorily acquire those shares not accepted into the offer. Receipt of payment for compulsorily acquired shares may take significantly longer.

The offer is scheduled to close on 3 August 2004 at 7pm (Sydney time), unless extended by Optus.

Optus-nominated representatives joined the Uecomm Board of Directors on 23 July.

The new Board members are Patrick O'Sullivan (Optus CFO), Allen Lew (Optus Mobile Managing Director), Warren Hardy (Optus Wholesale & Satellite Managing Director) and Bill Hope (Optus Networks Managing Director).

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Resolutions Passed at the 12th Annual General Meeting ("AGM") and Extraordinary General Meetings ("EGMs")

SingTel is pleased to announce, in accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that at SingTel's 12th AGM and the EGMs held today, all the resolutions referred to in the Notices of the AGM and the EGMs dated 29 June 2004 were duly passed.

With effect from the conclusion of the 12th AGM held on 29 July 2004, Mr Quek Poh Huat, who has been a director of SingTel since 12 December 1995, has stepped down from the Board of Directors of SingTel. The Board of Directors and Management of SingTel thank Mr Quek for his immeasurable contributions to the Board with his active and invaluable participation over the years and wish him all the best in his future endeavours.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 29 July 2004

Submitted by Chan Su Shan (Ms), Company Secretary, on 29/07/2004 to the SGX

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, July 29, 2004 4:44 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



151946.pdf

ASX confirms the release to the market of Doc ID: 151946 as follows:
Release Time: 29-Jul-2004 18:44:01
ASX Code: SGT
File Name: 151946.pdf
Your Announcement Title: Appendix 3Z

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Quek Poh Huat
Date of last notice	1 November 2002
Date that director ceased to be director	29 July 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

1,880 ordinary shares
60,000 options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Sim Peck Choo, spouse of Quek Poh Huat	1,740 ordinary shares

+ See chapter 19 for defined terms.

Appendix 3Z
Final Director's Interest Notice

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	